[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

April 30, 2010

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Viking Mutual Funds
File Nos. 333-77993 and 811-09277

Dear Ms. Browning:

We received your oral comments via telephonic conference on April 26, 2010 and April 27, 2010 regarding Post-Effective Amendment No. 16 to the Registration Statement for Viking Mutual Funds (the "Trust"), filed on March 1, 2010 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"). This letter is intended to respond to your comments, and revised, marked drafts of the prospectus (the "Prospectus") and statement of additional information ("SAI") are included.

COMMENT 1

In the fees and expenses table set forth in each Fund Summary, please add the parenthetical "(as a percentage of amount redeemed)" to the Redemption Fee line in accordance with Item 3 of Form N-1A, delete footnote 1, and revise the second sentence of footnote 2 to change "may not correlate" to "do not correlate."

RESPONSE TO COMMENT 1

The requested revisions have been made.

COMMENT 2

In footnote 3 of the fees and expenses table set forth in each Fund Summary, please clarify that if extraordinary or non-recurring expenses (which are excluded from the contractual fee waiver and expense reimbursement agreement) were incurred, then the total fund operating expenses after fee waivers and expense reimbursements would be greater than the percentage reflected on the table. Also, please confirm in your response letter that the investment adviser may not later recoup fees waived or expenses reimbursed (i.e., that the contractual fee waiver and expense reimbursement agreement is a true waiver).

RESPONSE TO COMMENT 2

The following sentence has been added to footnote 3 (now footnote 2) of the fees and expenses tables set forth in each Fund Summary: "If the Fund incurred extraordinary or nonrecurring expenses, Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements would be higher than what is shown in the table above." Also, the Trust has confirmed that the investment adviser may not later recoup fees waived or expenses reimbursed; the contractual fee waiver and expense reimbursement agreement is a true waiver.

COMMENT 3

Please revise the paragraph below the heading "Example" in each Fund Summary to match the language set forth in Item 3 of Form N-1A.

RESPONSE TO COMMENT 3

The paragraph has been revised as requested and reads as follows:

This Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

COMMENT 4

In the Principal Investment Strategies sections of the Fund Summaries for the Viking Tax-Free Fund for Montana (the "Montana Fund") and the Viking Tax-Free Fund for North Dakota (the "North Dakota Fund"; and, together with the Montana Fund, the "Tax-Free Funds"), in the first two bullet points, please change "including any borrowing for investment purposes" to "including any borrowings for investment purposes."

RESPONSE TO COMMENT 4

The requested revisions have been made.

COMMENT 5

In the Principal Investment Strategies sections of the Fund Summaries for the Tax-Free Funds, please make appropriate revisions to delete equivocal language (including in the second paragraph). Please consider specifically investments by a Tax-Free Fund of more than 25% of its assets in particular types of municipal projects and related risks. Please also clarify the meaning of "private activity bonds" and consider and address as appropriate the Tax-Free Funds' investments in private activity bonds. In addition, please consider and address as appropriate the structural aspects of the municipal securities in which the Tax-Free Funds will invest (e.g., fixed-rate, variable rate, fixed principal, applicable resets/adjustments).

RESPONSE TO COMMENT 5

The second paragraph has been deleted and replaced with a more concise and definitive description of municipal securities. In light of each Tax-Free Fund's ability to invest more than 25% of its net assets in municipal securities that finance similar types of projects, we have added a general "municipal sector risk" paragraph to the respective Principal Risks sections which reads as follows:

Municipal sector risk. The Fund may invest more than 25% of its total assets in municipal securities that finance, or pay interest from the revenues of, similar projects that tend to be impacted the same or similar ways by economic, business or political developments, which would increase credit risk. For example, legislation on the financing of a project or a declining economic need for the project would likely affect all similar projects.

In addition, the Trust has advised that the Tax-Free Funds currently invest significantly in health care bonds and in educational bonds. Therefore, we have also added risk disclosure to the Principal Risk sections to specifically address healthcare and educational revenue bonds, which reads as follows:

Risks of health care revenue bonds. The Fund may invest in health care revenue bonds. The health care industry is subject to regulatory action by a number of private and governmental agencies, including federal, state, and local governmental agencies. A major source of revenues for the health care industry is payments from the Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs. Numerous other factors may affect the industry, such as general economic conditions; demand for services; expenses (including malpractice insurance premiums); and competition among health care providers.

Risks of educational revenue bonds. The Fund may invest educational revenue bonds. These include municipal securities that are obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. Litigation or legislation pertaining to ad valorem taxes may affect sources of funds available for the payment of school bonds. College and university obligations may be affected by the possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government or legislation or regulations which may adversely affect the revenues or costs of such issuers. In addition, student loan revenue bonds, which are generally offered by state (or substate) authorities or commissions and backed by pools of student loans, may be affected by numerous factors, including the rate of student loan defaults, seasoning of the loan portfolio, student repayment deferral periods of forbearance, potential changes in federal legislation, and state guarantee agency reimbursement.

The meaning of "private activity bonds" has been clarified in the fourth paragraph under the heading "Principal Investment Strategies" to explain that they are "revenue bonds that finance privately operated facilities." Although each Tax-Free Fund reserves the right to invest up to 20% of its respective net assets in private activity bonds, the Trust has advised that each Tax-Free Fund's investments are substantially below such limit. Accordingly, we did not believe it was necessary to add additional disclosure on private activity bonds. We did, however, expand the credit risk disclosure under the Principal Risks heading to more clearly and directly address credit risk in the context of general obligation bonds, revenue bonds and private activity bonds by adding the following:

General Obligation Bonds—Timely payments depend on the issuer's credit quality, ability to raise tax revenues and ability to maintain an adequate tax base.

Revenue Bonds—Payments depend on the money earned by the particular facility or class of facilities, or the amount of revenues derived from another source.

Private Activity Bonds—Municipalities and other public authorities issue private activity bonds to finance development of facilities for use by a private enterprise. The private enterprise pays the principal and interest on the bond, and the issuer does not pledge its full faith, credit and taxing power for repayment.

The Trust has advised that the Tax-Free Funds invest in conventional (i.e., fixed interest rate/fixed principal amount) bonds; therefore, we did not believe it was necessary to add particular disclosure addressing other more complex bond structures (e.g., floating/variable rate, bonds with adjustable principal and/or interest).

COMMENT 6

Regarding sales of municipal securities by each Tax-Free Fund, please clarify in the Fund Summary or in response to Item 9 of Form N-1A whether the respective Fund is required to sell a municipal security whose rating falls below investment grade, and please clarify in the Fund Summaries when a Tax-Free Fund will consider selling a security.

RESPONSE TO COMMENT 6

The Tax-Free Funds are not required to sell a municipal security whose rating falls below investment grade and, accordingly, the following has been added to the end of the sixth paragraph under the heading "Principal Investment Strategies" in the Fund Summary for each Tax-Free Fund:

If, subsequent to the purchase of a municipal security the rating of a municipal security falls below investment grade, the Fund will not be required to dispose of the security.

To clarify when a Fund will consider selling a security, the following has been added to the end of the third paragraph under the heading "Principal Investment Strategies" in the Fund Summary for each Tax-Free Fund:

The investment manager will consider selling a security with deteriorating credit or limited upside potential compared to other available bonds.

COMMENT 7

Please add disclosure pertaining to "extension risk" to the Principal Risk sections of the Fund Summaries for the Tax-Free Funds.

RESPONSE TO COMMENT 7

The following disclosure has been added as requested:

Extension risk. Extension risk is the risk that an issuer will exercise its right to pay principal on an obligation held by the Fund later than expected. This may happen during a period of rising interest rates. Under these circumstances, the value of the obligation will decrease and the Fund will suffer from the inability to invest in higher yielding securities.

COMMENT 8

In the first sentence under the heading "Fund Performance" in each Fund Summary, please delete the word "potential." Please re-name the bar chart "Total Annual Return per Calendar Year."

RESPONSE TO COMMENT 8

The requested revisions have been made.

COMMENT 9

Please delete footnote 1 to the Average Annual Total Returns table for each Tax-Free Fund and reword the last two sentences of the paragraph above the table as appropriate to conform to Item 4(b)(2)(iv) of Form N-1A.

RESPONSE TO COMMENT 9

The requested revisions have been made; however, to provide what we believe is necessary clarification to a potential investor reviewing performance information, we have added the following as the second sentence in the paragraph above the Average Annual Total Returns tables for the Tax-Free Funds: "The return information has been restated to reflect current sales charges."

COMMENT 10

The Fund Summary for each Tax-Free Fund, under the heading "Management--Portfolio Managers," includes a statement that Monte Avery will begin serving as a co-portfolio manager in May 2010; however, the prospectus should reflect current rather than prospective information.

RESPONSE TO COMMENT 10

The Trust has considered and agreed to have Mr. Avery begin serving as co-portfolio manager effective April 30, 2010. Accordingly, the statement has been rewritten to read as follows: "Monte Avery, Senior Portfolio Manager, began serving as the Fund's co-portfolio manager in April 2010."

COMMENT 11

The Fund Summary for the Viking Large-Cap Value Fund (the "Large-Cap Fund") includes, under the heading "Principal Investment Strategies" a statement that the Value Fund currently defines large-cap companies as companies with total market capitalization of at least $3 billion at the time the Fund first invests in them. $3 billion seems low for "large-cap." Please address.

RESPONSE TO COMMENT 11

The Commission has noted, in relevant part, that registrants may use any reasonable definition of the term "large-cap" and in developing a definition, should consider all relevant factors including, among other things, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications. (See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (pub. avail. Dec. 4, 2001).)

There is no specific definition for the term "large-cap," and a general review of various sources reveals diverse and inconsistent interpretations. The index shown in the average annual total returns table for the Large-Cap Fund is the Russell 1000 Value Index. A review of disclosure documents of various other funds with the term "large-cap" in their name indicated that they incorporate a range of market capitalizations that would include amounts that are, in fact, lower than a $3 billion minimum amount. See, e.g., Goldman Sachs Structured Large Cap Value Fund (Summary Prospectus dated February 26, 2010, as supplemented on April 21, 2010); Marshall Large-Cap Value Fund (Summary Prospectus dated December 29, 2009, as revised April 7, 2010); and Harbor Large Cap Value Fund (Summary Prospectus dated March 26, 2010), which generally define "large cap companies" to mean those that are similar in size to the companies in the Russell 1000 Value Index. For example, the summary prospectus for the Goldman Sachs Structured Large Cap Value Fund notes that, as of February 1, 2010, the relevant range of market capitalizations for the Russell 1000 Value Index was between $242 million and $314 billion. Although very wide, the range does clearly include $3 billion. Similarly, according to its March 1, 2010 summary prospectus, the Dunham Large Cap Value Fund defines large-cap companies as those with market capitalizations within the market capitalization range of the companies in the S&P 500 Index at the time of investment, and provides that as of December 31, 2009, the S&P 500 Index had market capitalizations between $1.1 and $323.7 billion. (Principal Funds, Inc., LargeCap Blend Fund I, Summary Prospectus dated March 1, 2010, amended March 17, 2010 applies similar criteria.) Finally, according to its April 1, 2010 summary prospectus, the Managers AMG Essex Large Cap Growth Fund, like our fund, provides that the term "large capitalization" companies refers to companies with a minimum market capitalization of $3 billion at the time of purchase. In addition, the Large-Cap Fund has had the $3 billion market capitalization minimum requirement since 2001. A change at this point in time could be potentially disruptive to the Fund's portfolio. Based on the foregoing, we believe that minimum $3 billion requirement continues to be reasonable and appropriate.

COMMENT 12

Please add equity risk disclosure for the Large-Cap Fund and the Viking Small-Cap Value Fund (the "Small-Cap Fund"; the Large-Cap Fund and the Small-Cap Fund are each an "Equity Fund"), either in the respective Fund Summary or in response to Item 9 of Form N-1A.

RESPONSE TO COMMENT 12

The following has been added under the "Principal Risks" section of the Fund Summary for each Equity Fund:

Common Stock Risk. Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio managers' ability to anticipate changes that can adversely affect the value of the Fund's holdings.

Preferred Stock Risk. Preferred stocks are subject to the risks associated with other types of equity securities, as well as additional risks, such as potentially greater volatility and risks related to deferral, non-cumulative dividends, subordination, liquidity, limited voting rights, and special redemption rights.

COMMENT 13

In the Fund Summary for each Equity Fund, please delete the second sentence of the paragraph under the heading "Tax Information."

RESPONSE TO COMMENT 13

The requested revision has been made.

COMMENT 14

In the Fund Summary for the Small-Cap Fund, please clarify what is meant by the term "that are dominant in their respective industry niches" in the first sentence of the second paragraph under the heading "Principal Investment Strategies" which reads "The Fund invests primarily in the equity securities of U.S. companies that are dominant in their respective industry niches."

RESPONSE TO COMMENT 14

To provide clarification, the sentence has been rewritten to read as follows: "The Fund invests primarily in the equity securities of U.S. companies that are among the leaders in their respective industries."

COMMENT 15

Please revise the first two sentences under the heading "Taxes--Fund Status" to be more definitive about the Funds' status as regulated investment companies."

RESPONSE TO COMMENT 15

The referenced sentences have been revised to read as follows: "Assuming that each Fund satisfies applicable federal income tax requirements, it currently qualifies as a regulated investment company ("RIC") under the federal tax laws. During periods when a Fund qualifies as a RIC and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes."

COMMENT 16

The discussion under "Taxes--In-Kind Distributions" indicates that a shareholder may receive an in-kind distribution of Fund securities. Please confirm that securities received in an in-kind distribution would be liquid securities, and add appropriate risk disclosure (e.g., transaction costs, market risk and brokerage costs).

RESPONSE TO COMMENT 16

The Trust has confirmed that the securities received in an in-kind redemption would be liquid securities. The following has been added under the heading "Selling Shares--Redemption Proceeds":

The Funds reserve the right to satisfy an order to sell Fund shares with liquid securities rather than cash, for certain very large orders. If the Fund pays redemption proceeds by distributing securities in kind, you could incur brokerage costs and/or other transaction costs and charges, as well as tax liability, when converting the distributed securities to cash. You may also be subject to market risk, which means that the value of the distributed securities may decline as a result of unfavorable market-induced changes affecting particular industries, sectors, or issuers.

COMMENT 17

Under the heading "Account Policies--Calculating Share Price," in the second sentence of the second paragraph, please indicate by whom the assets may be valued at their fair value, and at the end of that sentence, please add language to the effect that fair valuation is under the Board's ultimate supervision.

RESPONSE TO COMMENT 17

This section of the Prospectus has been updated in certain respects; however, the comments are addressed in the updated language.

Under the sub-heading "Tax-Free Funds," the first sentence of the second paragraph provides as follows: "When market quotations are not readily available (which is usually the case for municipal securities), invalid or unreliable, or when a significant event occurs, Integrity Fund Services establishes the fair market value pursuant to procedures approved by the Board of Trustees, under the ultimate supervision of the Board of Trustees."

Under the sub-heading "Large-Cap Fund and Small-Cap Fund" the second sentence provides as follows: "In addition, if between the time trading ends on a particular security and the close of trading on the NYSE, events occur that materially affect the value of the security, the Funds may value the security at its fair value as determined in good faith by Integrity Fund Services under procedures approved by the Board of Trustees and under the ultimate supervision of the Board of Trustees."

COMMENT 18

Under the heading "Account Policies--Market Timing Policy," in accordance with Item 11(e)(4)(ii) of Form N-1A, please add language to address whether or not the Funds accommodate frequent purchases and redemptions of Fund shares.

RESPONSE TO COMMENT 18

The following sentence has been added as the second to last sentence of the first paragraph under the heading "Account Policies--Market Timing Policy": "The Funds do not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders."

COMMENT 19

In your response letter, please confirm that (i) principal and non-principal strategies and risks are distinguished from each other; (ii) all principal risks and strategies are disclosed in the Prospectus; and (iii) all non-principal strategies and risks are disclosed in the SAI.

RESPONSE TO COMMENT 19

The Trust has confirmed that it believes that all principal risks and strategies are disclosed in the Prospectus and all non-principal risks and strategies are disclosed in the SAI. Principal and non-principal risks and strategies are distinguished from each other.

COMMENT 20

In the SAI, with respect to fundamental restriction #3 under "Investment Restrictions" please confirm that the Funds are not permitted to lend portfolio securities.

RESPONSE TO COMMENT 20

The Trust has confirmed that the Funds are not permitted to lend portfolio securities.

COMMENT 21

In the SAI, in the last paragraph under the heading "Investment Restrictions," please add language to clarify that if a Fund exceeds the 15% limitation on illiquid securities, it will take reasonable and appropriate steps to be in compliance with the 15% percentage restriction.

RESPONSE TO COMMENT 21

The following has been added as the last sentence of the last paragraph under the heading "Investment Restrictions": "More specifically with respect to illiquid securities, the investment manager will take reasonable and appropriate steps to bring the Fund back into compliance with the 15% percentage limitation described above."

TANDY ACKNOWLEDGMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding this letter. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell

Suzanne M. Russell